Exhibit 99.1
LIST OF NAMES OF THE UNDERWRITERS OF THE PROVINCE’S 1.375%
GLOBAL DEBENTURES
SERIES FS DUE APRIL 28, 2014
CIBC World Markets Corp.
HSBC Securities (USA) Inc.
National Bank Financial Inc.
RBC Capital Markets, LLC
Merrill Lynch, Pierce Fenner & Smith Incorporated
TD Securities (USA) LLC
Scotia Capital (USA) Inc.
Bank of Montreal, London Branch
Casgrain & Company (USA) Limited